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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): /_/ Form 10-K  /_/ Form 20-F  /_/ Form 11-K  /X/ Form 10-Q
             /_/ Form N-SAR

                     For Period Ended: March 31, 2001
                     [  ] Transition Report on Form 10-K
                     [  ] Transition Report on Form 20-F
                     [  ] Transition Report on Form 11-K
                     [  ] Transition Report on Form 10-Q
                     [  ] Transition Report on Form N-SAR
                     For the Transition Period Ended:
                                                      -------------------------

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  Read Instruction (On Back Page) Before Preparing Form. Please Print Or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

RELIANCE GROUP HOLDINGS, INC.
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Full Name of Registrant

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Former Name if Applicable

5 Hanover Square
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Address of Principal Executive Office (Street and Number)

New York, New York 10004
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

 (If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate)

  /X/    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /_/    (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  /X/    (c) The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to significant changes in registrant's operational (underwriting, claims), corporate (systems, actuarial, financial), and organizational structure and staffing, which have occurred within the last half of 2000 and early 2001 as a result of its decision to discontinue its ongoing insurance business and commence run-off operations, Registrant's accountants, Deloitte & Touche LLP, have been unable to complete the work necessary to complete their audit for fiscal year 2000. Until such audit is completed it will not be possible to prepare a Form 10-Q for the quarterly period ended March 31, 2001.

(Attach Extra Sheets If Needed)
SEC 1344 (2-99)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Paul W. Zeller                (212)                    858-6520
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      (Name)                  (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/_/ Yes  /X/ No

              Form 10-K for the fiscal year ended December 31, 2000
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes  /_/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Attachment A
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                          RELIANCE GROUP HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 15, 2001                     By /s/ George E. Bello
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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 Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Ex-change Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                  Attachment A


                          RELIANCE GROUP HOLDINGS, INC.

         Reliance Group Holdings, Inc. ("Registrant") expects to report a loss for the first quarter of 2001. As of December 31, 2000, Registrant expects to write off its investment in Registrant's Reliance Insurance subsidiary. Consequently, Registrant's loss in the first quarter of 2001 is expected to be approximately $30 million, reflecting primarily accrued interest on its outstanding indebtedness and corporate overhead and not results at Registrant's Reliance Insurance subsidiary. As previously reported, Registrant has defaulted in the payment of interest and principal on its outstanding indebtedness.

         With respect to results at Registrant's Reliance Insurance subsidiary, excluding net investment income and realized gains on investments, Registrant's Reliance Insurance subsidiary estimates an underwriting loss on a GAAP basis for the first quarter of 2001 of $110 million to $150 million.

         The foregoing figures are subject to the ongoing audit by Deloitte & Touche LLP of fiscal year 2000. This audit may result in changes in these estimated results.

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                      [Letterhead of Deloitte & Touche LLP]







                                                              May 15, 2001



Mr. George E. Bello
Executive Vice President, Controller, and
Chief Accounting Officer
Reliance Group Holdings, Inc.
5 Hanover Square
New York, New York 10004

Dear Mr. Bello:

         This is to confirm our advice to you that Deloitte & Touche LLP is unable to complete the audit of the consolidated financial statements of Reliance Group Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2000 by May 14, 2001, the statutory due date and May 29, 2001, the statutory extension date, respectively, for the filing with the Securities and Exchange Commission, of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

Yours truly,

/s/ Robert J. Bass